Exhibit 99.1

Audit • Tax • Consulting • Financial Advisory Registered with Public Company Accounting Oversight Board (PCAOB)

January 10, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read the Form 6-K dated December 31, 2019 of Zhong Yuan Bio-Technology Holdings Limited (formerly known as China Biotech Holdings Limited) and agree with the statements regarding our firm in such Form 6-K. We have no basis to agree or disagree with other statements contained therein.

Very truly yours,

/s/ KCCW Accountancy Corp.

KCCW Accountancy Corp.

Los Angeles, California